Exhibit 12.1
MEDCO HEALTH SOLUTIONS, INC.
Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratio data)

	Years Ended
	Dec. 29,	Dec. 30,	Dec. 31,	Dec. 25,	Dec. 27,
	2007	2006	2005	2004	2003

Income before taxes	$1,503.3	$1,011.8	$952.9	$806.3	$728.7
One-third of rents	20.6	20.0	18.1	16.9	20.2
Interest expense	134.2	95.8	73.9	69.1	29.3
Equity loss from affiliates	1.2	2.0	3.6	5.0	5.8

Earnings	$1,659.3	$1,129.6	$1,048.5	$897.3	$784.0

One-third of rents	$20.6	$20.0	$18.1	$16.9	$20.2
Interest expense	134.2	95.8	73.9	69.1	29.3

Fixed charges	$154.8	$115.8	$92.0	$86.0	$49.5

Ratio of earnings to fixed charges(1)	10.7	9.8	11.4	10.4	15.8

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).